UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42308

Click Holdings Limited

Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On April 22, 2025, Click Holdings Limited (“Click” or the “Company”) issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing an acquisition. The board of directors of the Company is pleased to announce that, on April 22, 2025, the Company entered into the Sale and Purchase Agreement with the shareholder of Top Spin Investment Company Limited (the “Target Company”), pursuant to which the Company agreed to purchase 75.0% equity interest in the Target Company, which shall be settled by cash.

The Company will hold an aggregate of 100.0% equity interest in the Target Company following the closing of this acquisition and the previous acquisition of 25.0% equity interest in the Target Company in March 2025, which the Company disclosed on Form 6-K filed with the Securities and Exchange Commission on March 14, 2025.

The Target Company is an investment holding company, which holds investment in a business primarily engaged in the same industry as Click. Such acquisition aligned with Click’s strategy to expand our business through strategic acquisitions of complementary human resources solutions provider in Hong Kong. The closing is subject to the customary closing conditions and terms as stipulated in the Sale and Purchase Agreement. The acquisition is expected to close on or prior to April 30, 2025.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: April 22, 2025

3